Exhibit 99.1

MATERIAL FACT

SUZANO S.A.

Publicly-Held Company

Corporate Taxpayer ID (CNPJ/ME): 16.404.287/0001-55

Company Registry (NIRE): 29.3.0001633-1

São Paulo, February 10, 2021 - Suzano S.A. (“Company” or “Suzano”) (B3: SUZB3 | NYSE: SUZ), pursuant to CVM Instruction 358 of January 3, 2002, as amended, and CVM Instruction 480 of December 7, 2009 (CVM Instruction 480/09), as amended, in line with corporate governance best practices, hereby announces that it has already completed the the estimated operating synergies capture resulting from the business combination with Fibria Celulose S.A., which generated gains, on a recurring basis at the end of fiscal year 2020, estimated at R$1.3 billion per year (before taxes).

The operating synergies were obtained through reductions in costs, expenses, capital expenditures and indirect taxes in the procurement, forestry, industrial, logistics, sales, administrative and personnel areas.

As such, the Company has decided to discontinue the projections related to the business combination with Fibria Celulose S.A., disclosed in the Material Facts dated March 26, 2019 and February 12, 2020.

The Company informs that the costs for implementing the initiatives related to these synergies totaled R$60 million, which is lower than the initial estimate of R$200 million.

The Company also clarifies that item 11 of the Reference Form will be duly updated within the deadline set in CVM Instruction 480/09.

Through the information disclosed in this Material Fact notice, the Company reiterates its commitment to transparency in its interactions with shareholders, investors and the market.

The projections mentioned in this Material Fact notice were presented reflecting only the estimates or expectations of the Company's management, being subject to risks and uncertainties, and in no way constituting a promise of performance. These projections represented forward-looking statements according to the meaning set forth in Section 27A of the U.S. Securities Act of 1933, as amended, and Section 21E of the U.S. Securities Exchange Act of 1934, as amended. The terms "anticipates", "believes", "expects", "foresees", "intends", "plans", "projects", "aims", "shall" and other similar terms are aimed identifying such forecasts, which evidently involve risks or uncertainties that may or not be foreseen by the Company. Information on business prospects, projections and financial targets constitutes mere forecasts based on management's current expectations regarding the future of the Company and its subsidiaries. These expectations depended on market conditions and on the economic scenario in Brazil and the countries where the Company operates and the sectors in which it operates. Any change in perception or the above factors could cause actual results to differ from the projections presented here.

São Paulo, February 10, 2021.

Marcelo Feriozzi Bacci

Chief Financial and Investor Relations Officer